                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                         RESOURCES PENSION SHARES 5 L.P.
             -------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        BIGHORN ASSOCIATES II LLC-OFFEROR
             -------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            LIMITED PARTNERSHIP UNITS
             -------------------------------------------------------
                           (Title of Class Securities)

                                      None
             -------------------------------------------------------
                       (CUSIP Number of Class Securities)

                        ---------------------------------

                                MICHAEL L. ASHNER
                            BIGHORN ASSOCIATES II LLC
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                           ---------------------------

                                    Copy To:
                              MARK I. FISHER, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
 Transaction Valuation*   $5,320,000             Amount of Filing Fee   $1,064
--------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 1,900,000 units of limited partnership interest of the subject partnership for $2.80 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ]  Check the box if any part of the fee is offset as provided by Rule 0- 11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                       ---------------------------------------------------------
Form or Registration No.:
                         -------------------------------------------------------
Filing Party:
             -------------------------------------------------------------------
Date Filed:
           ---------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [X]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Bighorn Associates II LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group *
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Sources of Funds *

     WC
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number                   7.   Sole Voting Power                     0
of                       -------------------------------------------------------
Shares                   8.   Shared Voting Power                   0
Beneficially             -------------------------------------------------------
Owned by                 9.   Sole Dispositive Power                0
Each Reporting           -------------------------------------------------------
Person With              10.  Shared Dispositive Power              0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------
14.  Type of Reporting Person*

     OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Presidio Capital Investment Company, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group *
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Sources of Funds *

     WC
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number                   7.   Sole Voting Power                        69,732
of                       -------------------------------------------------------
Shares                   8.   Shared Voting Power                   1,413,256
Beneficially             -------------------------------------------------------
Owned by                 9.   Sole Dispositive Power                   69,732
Each Reporting           -------------------------------------------------------
Person With              10.  Shared Dispositive Power              1,413,256
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,482,988
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     26.10

--------------------------------------------------------------------------------
14.  Type of Reporting Person*

     OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Presidio Capital Corp.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group *
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Sources of Funds *

     WC
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     British Virgin Islands
--------------------------------------------------------------------------------
Number                   7.   Sole Voting Power                             0
of                       -------------------------------------------------------
Shares                   8.   Shared Voting Power                   1,482,988
Beneficially             -------------------------------------------------------
Owned by                 9.   Sole Dispositive Power                        0
Each Reporting           -------------------------------------------------------
Person With              10.  Shared Dispositive Power              1,482,988
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,482,988
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     26.10

--------------------------------------------------------------------------------
14.  Type of Reporting Person*

     CO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Presidio RPS Acquisition Corp.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group *
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Sources of Funds *

     WC
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number                   7.   Sole Voting Power                860,751
of                       -------------------------------------------------------
Shares                   8.   Shared Voting Power                    0
Beneficially             -------------------------------------------------------
Owned by                 9.   Sole Dispositive Power           860,751
Each Reporting           -------------------------------------------------------
Person With              10.  Shared Dispositive Power               0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     860,751
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     15.13

--------------------------------------------------------------------------------
14.  Type of Reporting Person*

     CO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Presidio Partnership II Corp.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group *
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Sources of Funds *

     WC
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number                   7.   Sole Voting Power                    552,505
of                       -------------------------------------------------------
Shares                   8.   Shared Voting Power                        0
Beneficially             -------------------------------------------------------
Owned by                 9.   Sole Dispositive Power               552,505
Each Reporting           -------------------------------------------------------
Person With              10.  Shared Dispositive Power                   0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     552,505
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.64

--------------------------------------------------------------------------------
14.  Type of Reporting Person*

     CO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

             TENDER OFFER STATEMENT/AMENDMENT NO. 5 TO SCHEDULE 13D

         This statement (the "Statement") constitutes (i) the Tender Offer Statement on Schedule TO of Bighorn Associates II LLC (the "Purchaser") and Presidio Capital Management, LLC ("PCIC, and collectively, with the Purchaser, the "Bidders") relating to an offer to purchase units of limited partnership interest ("Units") of Resources Pension Shares 5 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and (ii) Amendment No. 5 of the Bidders, Presidio Capital Corp. and Presidio Partnership II Corp. to the Schedule 13D originally filed by Presidio Partnership II Corp on August 6, 1996 and amended by Amendments Nos. 2, 3 and 4 filed by Presidio Partnership II Corp. and various other reporting persons (depending upon the ownership structure of Presidio Partnership II Corp. and its affiliates at such times) relating to the ownership of Units. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedule 1 to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Except as described in the Offer to Purchase, none of the events set forth in Item 1005(a) and (b) of Regulation M-A has occurred.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Except as set forth in the Offer to Purchase, none of the events set forth in Item 1006(c) of Regulation M-A are planned, proposed or being negotiated.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Except as set forth in the Offer to Purchase, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The Purchaser owns no Units. Presidio Partnership II Corp. owns 552,505 representing 7.64% of the total outstanding Units, PCIC owns 69,732 Units representing 1.23% of the total outstanding Units and Presidio RPS Acquisition Corp. owns 860,751 representing 15.13% of the total outstanding Units. As a result of PCIC being the ultimate 100% owner of the Purchaser, Presidio Partnership II Corp. and Presidio RPS Acquisition Corp, PCIC may be deemed to beneficially own the Units owned by the Purchaser, Presidio Partnership II Corp. and Presidio RPS Acquisition Corp. The Purchaser, Presidio Partnership II Corp., Presidio RPS Acquisition Corp. and PCIC own in the aggregate 1,482,988 Units or 26.10% of the total Units outstanding based on the 5,690,843 Units outstanding as of the date hereof.

ITEM 10  FINANCIAL STATEMENTS.

         Not Applicable

ITEM 12  EXHIBITS.

         (a)(1)   Offer to Purchase, dated May 25, 2001.

         (a)(2)   Letter of Transmittal and Related Instructions.

         (a)(3) Cover Letter, dated May 25, 2001, from the Purchaser to Limited Partners.

ITEM 13  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BIGHORN ASSOCIATES II LLC

                                       By: Presidio Capital Investment
                                           Company, LLC, member


                                       By  /s/ David King
                                           ----------------
                                           David King
                                           President

                                       PRESIDIO CAPITAL INVESTMENT
                                       COMPANY, LLC


                                       By  /s/ David King
                                           ----------------
                                           David King
                                           President

Dated:  May 25, 2001

                                  Exhibit Index

Exhibit No.

(a)(1)            Offer to Purchase, dated May 25, 2001.

(a)(2)            Letter of Transmittal and Related Instructions.

(a)(3)            Cover Letter, dated May 25, 2001, from the Purchaser to
                  Limited Partners.